KKH 4/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED APR 15 2011 WASH., D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-22851~~ 8-65935

FACING PAGE
Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

Surge Trading Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 3rd Avenue, 18th Floor.
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James W. Paddon **(212) 230-2467**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

[redacted]

11021621

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KH 4/22

OATH OR AFFIRMATION

I, James W. Paddon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Surge Trading Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

LERAI MEEK
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN BRONX COUNTY
NO. 01ME6202198
MY COMMISSION EXPIRES 03-09-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Surge Trading Inc.

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Surge Trading Inc:

We have audited the accompanying statement of financial condition of Surge Trading Inc. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Surge Trading Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in the Note 9 to the statement of financial condition, the Company has incurred recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters also described in Note 9. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young LLP

April 14, 2011

Surge Trading Inc.

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	7,071,049
Receivables from brokers and dealers		103,356
Due from Clearing Agent		1,911,929
Securities owned, held at clearing broker, at fair value		874
Prepaid expenses and other assets		12,816
Total assets	$	9,100,024
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	91,417
Securities sold, not yet purchased, at fair value		9,577
Due to Parent		288,703
Other liabilities		2,168
		391,865
Stockholder's equity:		
Total stockholder's equity		8,708,159
Total liabilities and stockholder's equity	$	9,100,024

See accompanying notes

Surge Trading Inc.

Notes to Statement of Financial Condition

December 31, 2010

1. Organization and Basis of Presentation

Surge Trading Inc. (the "Company") is a Delaware corporation formed on February 17, 2010, and is a wholly owned subsidiary of Surge Trading Group Inc. ("Parent"). The Company is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. On or about the date of formation, the Company received $2,000 in cash from Parent, representing Parent's initial equity investment. In consideration, the Company issued 1 share of its common stock to Parent. On April 23, 2010 (the "Reorganization Date"), Parent contributed to the Company, via a capital contribution, its market-making business, which included certain brokerage-related assets and liabilities and a cash equity investment of approximately $10.0 million, and also advanced approximately $1.55 million in cash in exchange for a note. The Company became the successor broker dealer to Parent under FINRA Rule 1017 on that date. The accounting for this transaction is in accordance with the guidance for business combinations of entities under common control codified within Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 805, *Business Combinations* ("ASC 805"). In accounting for the transaction as a transaction between entities under common control the assets and liabilities were transferred from the books of the Parent to the Company on the Reorganization Date at their carrying value.

The Company is an electronic market maker in over 2,400 cash securities traded on exchanges in the United States, and its clients are exclusively other broker-dealers (both U.S. and Canadian) that use the Company's market making services. The Company clears all of its securities transactions on a fully disclosed basis through a clearing broker, BNY Convergex Execution Solutions LLC (the "Clearing Agent").

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing this statement of financial condition are reasonable. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Cash

As of December 31, 2010, all cash was held on deposit at one financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation. $4,080 of the Company's cash is segregated to secure certain license fee payments and therefore constitutes restricted cash.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are recorded on trade date and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosures* ("ASC 820").

Fixed Assets

Parent records fixed assets at historical cost, net of accumulated depreciation and amortization.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price and related costs over the fair value assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. Parent applies the provisions of ASC 350, *Intangibles – Goodwill and Other*, which requires that goodwill and intangible assets with an indefinite useful life to be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized on a straight-line basis over their useful lives and, as required by ASC 360, *Property, Plant, and Equipment*, are tested for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Income Taxes

The Company is included in the consolidated federal and combined state and local returns filed by the Parent and its subsidiary (the "Group"). The Company determines federal, and state and local income taxes for financial reporting purposes, on a separate company basis.

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740").

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company follows the provisions of ASC 740-10, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments, approximates the carrying amounts presented in the statement of financial condition. Effective January 1, 2010 the Company adopted the provisions of Accounting Standards Update 2010-06, *Improving Disclosures About Fair Value Measurements*, ("ASU 2010-06"). Under the amended guidance, entities are required to provide fair value measurement disclosures for each class of assets and liabilities, the amount of significant transfers between Level 1 and Level 2 of the fair value hierarchy and greater transparency as to the reasons for any transfers among the three levels within the hierarchy. There are additional provisions in the amended guidance requiring further disaggregation in the disclosure of the reconciliation of recurring Level 3 assets which is effective for reporting periods beginning after December 31, 2010. The adoption of the amended guidance did not have a material impact on the Company's financial statements. The enhanced disclosures required by ASU 2010-06 are included in Note 5 below. The Company is currently assessing the impact of the additional provisions on its financial statements.

3. Related Party Transactions

The Company shares space, equipment and other related support with Parent. Intercompany transactions with Parent are settled throughout the year. Due to Parent on the statement of financial condition relates to these allocated charges and was $288,703 at December 31, 2010.

4. Due From Clearing Agent

The Company maintains a clearing deposit and a margin deposit with the Clearing Agent. The minimum net margin requirement is revalued daily based upon securities held at the close of business. At December 31, 2010, the Company had a Treasury bill having a market value of $999,760 deposited with the Clearing Agent as its clearing deposit, and had posted a cash margin deposit of $912,169 with the Clearing Agent; both such amounts are included in due from Clearing Agent on the statement of financial condition.

5. Fair Value Measurement

In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market

Treasury bills and equity securities owned and sold, not yet purchased will generally be classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or broker or dealer quotations with reasonable levels of price transparency.

The following is a summary of the financial assets and liabilities carried at fair value as of December 31, 2010, classified into levels within the fair value hierarchy:

5. Fair Value Measurement (continued)

Financial assets	Level 1	Level 2	Level 3
Treasury bill owned, serving as margin deposit	$ 999,760	$ -	$ -
Equity securities owned	874	-	-
Total financial assets, at fair value	$1,000,634	$ -	$ -

Financial liabilities	Level 1	Level 2	Level 3
Equity securities sold, not yet purchased	$ 9,577	$ -	$ -
Total financial liabilities, at fair value	$ 9,577	$ -	$ -

6. Net Capital Requirements

As a U.S. registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and a ratio of aggregate indebtedness to net capital, not to exceed 15 to 1. As a market maker, the Company's net capital requirement as of December 31, 2010 was $1,000,000, and the Company had excess net capital of $7,675,871. The Company's aggregate indebtedness to net capital ratio was 0.04 to 1.

7. Income Taxes

Federal, state and local income taxes are paid to Parent in accordance with the tax sharing agreement (the "Agreement"). During 2010, the Company paid New York State and New York City capital based taxes of $13,023 to Parent pursuant to the Agreement through the due to Parent account, and there is no amount payable as of December 31, 2010.

The components of the Company's net deferred tax asset at the date of reorganization and December 31, 2010 are as follows:

7. Income Taxes (continued)

	Reorganization Date	December 31, 2010
Gross deferred tax asset	$ 8,810,992	$ 3,198,004
Less: Valuation allowance	(8,624,158)	(3,198,004)
Deferred tax asset after valuation allowance	186,834	–
Deferred tax liability	186,834	–
Net deferred tax asset	$ –	$ –

The Reorganization Date deferred tax asset and related valuation allowance above represents activity at Parent associated with broker-dealer activities, as a result, such deferred tax assets will not be able to be utilized by the Company.

ASC 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events related to federal and state and local deferred tax assets. A full valuation allowance has been maintained and established against Parent's and the Company's deferred tax assets, respectively, in accordance with the realization criteria set forth in ASC 740 because management does not believe that it is more likely than not that the deferred tax assets will be realized.

At December 31, 2010, the Company had federal, New York State and New York City net operating loss carryforwards of approximately $6.0 million which expire in the year ending December 31, 2030.

As of December 31, 2010, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740-10, and accordingly, management has concluded that no additional disclosures are required for uncertain tax positions.

7. Income Taxes (continued)

The first tax year for the Company is 2010. The Parent is not under federal, state or local tax audit for 2010 or any earlier period.

The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

8. Concentration of Credit Risk

The Company maintains its cash at a single financial institution in amounts in excess of federally insured limits. The receivables from Clearing Agent are outstanding with BNY Convergex Execution Solutions LLC.

9. Going Concern

Management of Parent continues to seek to close additional capital investment transactions, which, if consummated, may allow Parent to invest additional capital into the Company. Although a signed term sheet from one prospective investor was received, given that there can be no guarantee any investment transaction will close, and given the Company's cash and regulatory capital position at December 31, 2010 and expected demands on cash during 2011, there is substantial doubt as to the Company's ability to operate as a going concern.

10. Subsequent Events

Based on a review of transactions subsequent to December 31, 2010 and up through the date the financial statements are available to be issued, there were no transactions that required disclosure as subsequent events.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Surge Trading Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Surge Trading Inc. (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2010. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noted agreement without exception.

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noted agreement without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noted agreement without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noted agreement without exception.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed and noted agreement without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

April 14, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12-31, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065935 FINRA DEC
SURGE TRADING INC 8*8
885 3RD AVE 18TH FL
NEW YORK NY 10022-4834

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

J. Pascucci 212-230-8260.

2. A.	General Assessment (item 2e from page 2)	$ 1,730.-
B.	Less payment made with SIPC-6 filed (exclude interest)	(-)
	________ Date Paid	
C.	Less prior overpayment applied	(138.94)
D.	Assessment balance due or (overpayment)	1,591.06
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,591.06
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 1,591.06	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Surge Trading Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 22 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 01, 20 10
and ending DEC 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,793,771.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	11,405
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	11,405
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,080,779.
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 32,455	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	32,455
Total deductions	1,113,234.
2d. SIPC Net Operating Revenues	$ 691,942
2e. General Assessment @ .0025	$ 1,730.

(to page 1, line 2.A.)